File No. 70-09563




                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  -------------------------------------------

                                AMENDMENT NO. 1
                                    TO
                                  FORM U-1
                           APPLICATION/DECLARATION
                                   UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                NORTHEAST UTILITIES
                               174 Brush Hill Avenue
                    West Springfield, Massachusetts  01090-0010

                  (Name of companies filing this statement and address of principal executive offices)

                               NORTHEAST UTILITIES
                   (Name of top registered holding company)

Cheryl W. Grise, Esq.
Senior Vice President, Secretary and General Counsel
Northeast Utilities Service Company
P.O. Box 270
Hartford, Connecticut  06141-0270
(Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:


	Jeffrey C. Miller, Esq.			             David R. McHale
	Assistant General Counsel		            Vice President and Treasurer
	Northeast Utilities Service	          	Northeast Utilities Service
	Company				                            Company
107 Selden Street			                    107 Selden Street
Berlin, CT  06037			                    Berlin, CT  06037

	Northeast Utilities (NU) hereby amends its Application/Declaration on Form U-1 (the Application), File No. 70-09563, as follows:

Item 2.	Fees, Commissions and Expenses

	The estimated fees and expenses in connection with the proposed transaction include incidental services in connection with the transactions to be performed by Northeast Utilities Service Company (a wholly owned subsidiary of NU) (the Service Company) at the actual cost thereof. The Service Company is an affiliated service company operating pursuant to
Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated to be approximately $50,000.

	The estimate of the approximate amount of fees and expenses payable to others in connection with the proposed solicitation is as follows:

	Counsel fees						                                $   125,000
	Proxy solicitation firm, including disbursements	     450,000
	Printing and mailing expenses					                    500,000
	Miscellaneous and incidental expenses			               50,000

	TOTAL						                                        $1,125,000

Item 6.	Exhibits and Financial Statements

	The following exhibits are filed herewith:

B-1 	Preliminary Proxy Statement - Filed confidentially with the Office of Public Utility Regulation on October 18, 1999

F	Opinion of Counsel

SIGNATURES

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Amendment to be signed on behalf of it by the undersigned thereunto duly authorized.

Date:	January 3, 2000

						NORTHEAST UTILITIES

						By:  /s/Cheryl W. Grise
	                Cheryl W. Grise
						           Senior Vice President, Secretary and
						           General Counsel